Ecopetrol advances in the acquisition of an equity stake in Brava Energia S.A. through the launch of a tender offer in Brazil

Bogota D.C., May 25, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that today its Brazilian subsidiary, Ecopetrol Investimentos do Brasil LTDA, after obtaining approval from B3, launched a voluntary Tender Offer (TO) on Brazil’s B3 stock exchange at a price of R$23.00 per share to acquire 116,110,717 common shares of Brava Energia S.A. (B3: BRAV3) (“Brava” or the “Company”), representing approximately 25% of its issued and outstanding shares. This offer price represents a premium of approximately 20.9% over the Company’s 90-day VWAP prior to the date of this announcement.

This TO forms part of the transaction announced on April 23, 2026, which, subject to the Share Purchase Agreement and the satisfaction of applicable conditions precedent, would result in Ecopetrol acquiring a controlling voting interest of 51% in the Company.

The TO will remain open until June 25, 2026 (inclusive), date on which the auction will take place. The transaction is subject to applicable regulatory approvals and applicable conditions precedent, all of which are disclosed in the document published today on B3 in Brazil.

The results of the TO, as well as any other material developments related to the closing of this acquisition, will be publicly disclosed in due course. Additionally, as previously announced by Ecopetrol, consideration for this acquisition is expected to be financed through a bridge loan. Upon completion of the transaction, Ecopetrol expects to generate positive impacts on reserves, production, EBITDA, ROACE, among other metrics, while expanding its presence in Brazil, diversifying its high-growth asset base, and strengthening its international portfolio.

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This document is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell, or a recommendation to buy or sell any securities in any jurisdiction. The tender offer described herein is being conducted exclusively in the Federative Republic of Brazil, in accordance with applicable Brazilian law and regulations.

The tender offer is not being made, directly or indirectly, in or into the United States of America (including its territories and possessions, any state of the United States, and the District of Columbia). No securities referenced herein have been or will be registered under the U.S. Securities Act of 1933, or under the securities laws of any state or other jurisdiction of the United States, and neither the U.S. Securities and Exchange Commission (the "SEC") nor any U.S. state securities commission has approved or disapproved of the tender offer or the securities described herein, or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense under the laws of the United States.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co